AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 23, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT (PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934)

PIONEER FLOATING RATE TRUST

(Name of Subject Company (Issuer))

PIONEER FLOATING RATE TRUST

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

72369J102

(CUSIP Number of Class of Securities)

Terrence J. Cullen, Esq. General Counsel & Chief Legal Officer Amundi Pioneer Asset Management, Inc. 60 State Street Boston, MA 02109-1820 (617) 742-7825	Christopher J. Kelley, Esq. Chief Legal Officer & Secretary Pioneer Floating Rate Trust 60 State Street Boston, MA 02109-1820 (617) 742-7825

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE:
$135,237,413(a)	$14,754.40(b)

(a)

Pursuant to Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, the transaction value was calculated by multiplying 12,369,087 Common Shares of Pioneer Floating Rate Trust by $10.9335 (98.5% of the Net Asset Value per share of $11.10) as of the close of ordinary trading on the New York Stock Exchange on November 12, 2020.

(b)	Calculated as $109.10 per $1,000,000 (0.0001091) of the Transaction Valuation.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated November 23, 2020, and the Letter of Transmittal, among other documents, have been filed by Pioneer Floating Rate Trust, as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is Pioneer Floating Rate Trust, a diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”). The principal executive offices of the Fund are located at 60 State Street, Boston, Massachusetts 02109. The telephone number is (617) 742-7825.

(b) The title of the subject class of equity securities described in the offer is Common Shares (the “Shares”), with no par value. As of November 12, 2020, there were 24,738,174 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two fiscal years (as well as the most recent fiscal quarters), see Section 7, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The name of the filing person is Pioneer Floating Rate Trust (previously defined as the “Fund”), a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a Delaware statutory trust. The principal executive offices of the Fund are located at 60 State Street, Boston, Massachusetts 02109. The telephone number is (617) 742-7825. The filing person is the subject company. The members of the Board of Trustees of the Fund are as follows: Thomas J. Perna (Chairman), John E. Baumgardner, Jr., Diane Durnin, Benjamin M. Friedman, Lisa M. Jones, Lorraine H. Monchak, Marguerite A. Piret, Fred J. Ricciardi and Kenneth J. Taubes.

The executive officers of the Fund are as follows: Lisa M. Jones, President and Chief Executive Officer, Mark E. Bradley, Treasurer and Chief Financial and Accounting Officer, and Christopher J. Kelley, Secretary and Chief Legal Officer.

Correspondence to the Trustees and executive officers of the Fund should be mailed to c/o Pioneer Floating Rate Trust, 60 State Street, Boston, Massachusetts 02109.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 50%, or 12,369,087 Shares of the Fund’s issued and outstanding Shares. The offer is for cash at a price equal to 98.5% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on December 23, 2020, or the next trading day after the day to which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Terms of the Offer; Expiration Date” and Section 2, “Extension of Tender Period; Termination; Amendment” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 3, “Procedures for Tendering Common Shares,” Section 4, “Withdrawal Rights,” and Section 5, “Acceptance for Payment and Payment” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 3, “Procedures for Tendering Common Shares,” Section 6, “Certain Federal Income Tax Consequences,” and Section 8, “Source and Amount of Funds; Effect of the Offer,” in the Offer to Purchase.

(b) The Fund has been informed that no Trustees, officers or affiliates (as the term “affiliate” is defined in Rule 12b-2 under the Exchange Act) of the Fund intend to tender Shares pursuant to the Offer to Purchase and, therefore, the Fund does not intend to purchase Shares from any officer, Trustee or affiliate of the Fund pursuant to the Offer to Purchase.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 11, “Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” and Section 14, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 8, “Source and Amount of Funds; Effect of the Offer,” and Section 9, “Purpose of the Offer,” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 8, “Source and Amount of Funds; Effect of the Offer,” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 11, “Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to Section 11, “Interests of the Trustees and Officers; Transactions and Arrangements Concerning the Shares,” of the Offer to Purchase, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(b) Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase (filed herewith)
(a)(1)(ii)	Letter of Transmittal (filed herewith)
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (filed herewith)
(a)(1)(iv)	Letter to Clients and Client Instruction Form (filed herewith)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(i)	Press Release dated August 31, 2020 (filed herewith)
(a)(5)(ii)	Press Release dated November 23, 2020 (filed herewith)
(b)	Not applicable
(d)(1)	Standstill Agreement dated as of August 31, 2020 by and among Saba Capital Management, L.P., The Fund and Amundi Pioneer Asset Management, Inc. (filed herewith)
(d)(2)	Management Agreement between Amundi Pioneer Asset Management, Inc. and the Fund (filed herewith)
(d)(3)	Custodian Agreement between Brown Brothers Harriman & Co. and the Fund (filed herewith)
(d)(4)	Transfer Agency and Registrar Services Agreement between American Stock Transfer & Trust Company, LLC and the Fund (filed herewith)
(d)(5)	Amended and Restated Administration Agreement between Amundi Pioneer Asset Management, Inc. and the Fund (filed herewith)
(d)(6)	Sub-Administration Agreement between Brown Brothers Harriman & Co. and the Fund (filed herewith)
(g)	Not applicable
(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PIONEER FLOATING RATE TRUST

/s/ Lisa M. Jones
Lisa M. Jones
President and Chief Executive Officer

November 23, 2020

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(i)	Offer to Purchase
(a)(1)(ii)	Letter of Transmittal
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)	Letter to Clients and Client Instruction Form
(a)(5)(i)	Press Release dated August 31, 2020
(a)(5)(ii)	Press Release dated November 23, 2020
(d)(1)	Standstill Agreement dated as of August 31, 2020 by and among Saba Capital Management, L.P., The Fund and Amundi Pioneer Asset Management, Inc.
(d)(2)	Management Agreement between Amundi Pioneer Asset Management, Inc. and the Fund
(d)(3)	Custodian Agreement between Brown Brothers Harriman & Co. and the Fund
(d)(4)	Transfer Agency and Registrar Services Agreement between American Stock Transfer & Trust Company, LLC and the Fund
(d)(5)	Amended and Restated Administration Agreement between Amundi Pioneer Asset Management, Inc. and the Fund
(d)(6)	Sub-Administration Agreement between Brown Brothers Harriman & Co. and the Fund